Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 18, 2017

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted June 9, 2017
CIK No. 0001708341

Dear Mr. Spirgel:

On behalf of Black Ridge Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated July 6, 2017, relating to the above-captioned draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the revised filing of the Registration Statement, a copy of which has been marked with the changes from the original draft Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

September 18, 2017

Summary Financial Data, page 13

2.	Please revise the amounts in the "As Adjusted" column as follows:

•	Working capital amount to reflect $100,462,277 which includes $100,000,000 cash held in trust from the proceeds of the offering and the sale of the private units, plus $500,000 in cash held outside the trust account, plus $100 from the issuance of the unit purchase option plus the actual working capital deficit of ($37,823) at May 31, 2017.

•	Total Assets amount to reflect $100,462,277 which includes $100,000,000 cash held in trust from the proceeds of the offering and the sale of the private units, plus $500,000 in cash held outside the trust account, plus $100 from the issuance of the unit purchase option plus the actual working capital deficit of ($37,823) at May 31, 2017.

We respectfully wish to advise the Staff that the correct value for working capital and total assets in the “As Adjusted” column of the Summary Financial Data is $100,524,777, as currently presented. The calculations set forth above by the Staff do not take into account $62,500 of offering costs that have been paid in advance and were not disclosed in the footnotes to such table. We have revised the disclosure on page 14 of the Registration Statement to reflect the foregoing.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Ken DeCubellis